July 25, 2024

Jose Bayardo
Chief Financial Officer
NOV Inc.
10353 Richmond Avenue
Houston, TX 77042-4103

       Re: NOV Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-12317
Dear Jose Bayardo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 36

1. When providing a discussion and analysis of a non-GAAP measure, please ensure such disclosure is accompanied by a similar discussion and analysis of the corresponding
       GAAP measure with equal or greater prominence. For example, you disclose the decrease in segment Adjusted EBITDA YoY and Q4 over Q3 fiscal 2023 without providing similar information for the corresponding GAAP measure. In addition, you disclose total adjusted
       EBITDA for Q3 fiscal 2023 and Q4 fiscal 2022 without providing similar
GAAP
       information for net income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10(a) of the non-GAAP C&DIs.
2. We note that you include various measures for the most recent quarter, including new orders booked, book to bill ratio, and orders shipped on an individual segment basis. In order to provide context to your current measure, please revise to include comparative information for the periods presented in the filing. Refer to SEC Release No. 33-10751.
 July 25, 2024
Page 2

Results of Operations, page 37

3. Please revise to explain in sufficient detail the reasons driving changes in your financial statement line items on a consolidated and segment basis. When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any off-setting factors. Also, revise to include a separate discussion of the company's consolidated results based on the line items in your consolidated statements of income. Refer to Item 303(a) and (b) of Regulation S-K and
       SEC Release No. 33-8350.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Remaining Performance Obligations, page 64

4. You disclose that the company expects to recognize as revenue over the next 12 months approximately $1.5 billion of the unsatisfied or partially satisfied performance obligations with the remainder being recognized thereafter. Please revise to disclose when the remaining $3 billion will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology